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EXHIBIT 99.1

BioMarin/Genzyme LLC
Financial Statements

As of December 31, 2003 and 2002
and For the Years Ended December 31, 2003, 2002 and 2001

BioMarin/Genzyme LLC
Index to Financial Statements

Report of Independent Auditors

To the Steering Committee of BioMarin/Genzyme LLC:

        In our opinion, the accompanying balance sheets and the related statements of operations, of cash flows and changes in Venturers' capital present fairly, in all material respects, the financial position of BioMarin/Genzyme LLC at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Steering Committee of the Joint Venture; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the LLC's management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
January 27, 2004

BioMarin/Genzyme LLC
Balance Sheets
(Amounts in thousands)

	December 31,
	2003	2002
ASSETS
Current assets:
Cash and cash equivalents	$14,586	$10,644
Accounts receivable, net	5,423	—
Funding receivable-BioMarin Companies	1,938	—
Funding receivable-Genzyme	1,938	—
Inventories	37,277	17,285

Total assets	$61,162	$27,929

LIABILITIES AND VENTURERS' CAPITAL
Current liabilities:
Due to BioMarin Companies	$4,051	$2,137
Due to Genzyme Corporation	6,864	2,770
Accrued expenses	1,176	100
Deferred revenue	67	—

Total liabilities	12,158	5,007

Commitments and contingencies (Note H)	—	—
Venturers' capital:
Venturers' capital—BioMarin Companies	24,502	11,461
Venturers' capital—Genzyme Corporation	24,502	11,461

Total venturers' capital	49,004	22,922

Total liabilities and venturers' capital	$61,162	$27,929

The accompanying notes are an integral part of these financial statements.

BioMarin/Genzyme LLC
Statements of Operations
(Amounts in thousands)

	For the Years Ended December 31,
	2003	2002	2001
Revenues:
Net product sales	$11,540	$296	$—

Operating costs and expenses:
Cost of products sold	4,723	7,988	—
Selling, general and administrative	21,829	7,053	1,773
Research and development	14,738	15,046	35,356

Total operating costs and expenses	41,290	30,087	37,129

Loss from operations	(29,750)	(29,791)	(37,129)
Interest income	71	143	183

Net loss	$(29,679)	$(29,648)	$(36,946)

Net loss attributable to each venturer:
BioMarin Companies	$(14,840)	$(14,824)	$(18,473)

Genzyme Corporation	$(14,839)	$(14,824)	$(18,473)

The accompanying notes are an integral part of these financial statements.

BioMarin/Genzyme LLC
Statements of Cash Flows
(Amounts in thousands)

	For the Years Ended December 31,
	2003	2002	2001
Cash Flows from Operating Activities:
Net loss	$(29,679)	$(29,648)	$(36,946)
Reconciliation of net loss to net cash used in operating activities:
Non-cash charges for inventory write down	2,800	7,207	—
Increase (decrease) in cash from working capital changes:
Accounts receivable	(5,423)	—	—
Inventories	(22,792)	(24,492)	—
Prepaid expenses and other current assets	—	—	40
Due to BioMarin Companies.	1,914	(959)	1,297
Due to Genzyme Corporation	4,094	542	1,151
Accrued expenses	1,076	86	—
Deferred revenue	67	—	—

Cash flows from operating activities	(47,943)	(47,264)	(34,458)

Cash Flows from Financing Activities:
Capital contributed by BioMarin Companies	25,943	25,140	18,129
Capital contributed by Genzyme Corporation	25,942	25,140	20,629

Cash flows from financing activities	51,885	50,280	38,758

Increase in cash and cash equivalents	3,942	3,016	4,300
Cash and cash equivalents at beginning of period	10,644	7,628	3,328

Cash and cash equivalents at end of period	$14,586	$10,644	$7,628

Supplemental disclosure of noncash transaction:
Funding Receivable—Note D.

The accompanying notes are an integral part of these financial statements.

BioMarin/Genzyme LLC
Statements of Changes in Venturers' Capital
(Amounts in thousands)

	Venturers' Capital
	BioMarin Companies	Genzyme Corporation	Total Venturers' Capital
Balance at December 31, 2000	$1,489	$(1,011)	$478
2001 capital contributions	18,129	20,629	38,758
2001 net loss	(18,473)	(18,473)	(36,946)

Balance at December 31, 2001	1,145	1,145	2,290
2002 capital contributions	25,140	25,140	50,280
2002 net loss	(14,824)	(14,824)	(29,648)

Balance at December 31, 2002	11,461	11,461	22,922
2003 capital contributions	27,881	27,880	55,761
2003 net loss	(14,840)	(14,839)	(29,679)

Balance at December 31, 2003	$24,502	$24,502	$49,004

The accompanying notes are an integral part of these financial statements.

BioMarin/Genzyme LLC

Notes to Financial Statements

A.    Nature of Business and Organization

        BioMarin/Genzyme LLC, or the Joint Venture, is a limited liability company organized under the laws of the State of Delaware. The Joint Venture is owned:

  •
  50% by BioMarin Pharmaceutical Inc., which is referred to as BioMarin, and BioMarin Genetics, Inc., a wholly-owned subsidiary of BioMarin. BioMarin and its subsidiary are referred to as the BioMarin Companies; and

  •
  50% by Genzyme Corporation, which is referred to as Genzyme.

The BioMarin Companies and Genzyme are collectively referred to as the Venturers and individually as a Venturer. The Joint Venture was organized in September 1998 to develop and commercialize Aldurazyme®, a recombinant form of the human enzyme alpha-L-iduronidase, used to treat a lysosomal storage disorder known as mucopolysaccharidosis I, or MPS I. The Joint Venture commenced operations as of September 4, 1998.

        The Joint Venture, BioMarin Companies and Genzyme entered into a Collaboration Agreement dated as of September 4, 1998. Under the terms of the Collaboration Agreement, Genzyme and the BioMarin Companies granted to the Joint Venture a world-wide, exclusive, irrevocable, royalty-free right and license or sublicense to develop, manufacture and market Aldurazyme for the treatment of MPS I and other alpha-L-iduronidase deficiencies. All program-related costs are equally funded by BioMarin, on behalf of the BioMarin Companies, and Genzyme. BioMarin and Genzyme are required to make monthly capital contributions to the Joint Venture to fund budgeted operating costs. If either BioMarin or Genzyme fails to make all or two or more of the monthly capital contribution, and the other party does not exercise its right to terminate the Collaboration Agreement or compel performance of the funding obligation, the defaulting party's (or, in the case of default by BioMarin, the BioMarin Companies') percentage interest in the Joint Venture and future funding responsibility will be adjusted proportionately.

        The Steering Committee of the Joint Venture serves as the governing body of the Joint Venture and is responsible for determining overall strategy for the program, coordinating activities of the Venturers as well as performing other such functions as appropriate. The Steering Committee is comprised of an equal number of representatives of each Venturer.

        On April 30, 2003, the United States Food and Drug Administration, commonly referred to as the FDA, granted marketing approval for Aldurazyme as an enzyme replacement therapy for patients with the Hurler and Hurler-Scheie forms of MPS I, and Scheie patients with moderate to severe symptoms. Aldurazyme has been granted orphan drug status in the United States, which provides seven years of market exclusivity.

        On June 11, 2003, the European Commission granted marketing approval for Aldurazyme to treat the non-neurological manifestations of MPS I in patients with a confirmed diagnosis of the disease. Aldurazyme has been granted orphan drug status in the European Union, which provides ten years of market exclusivity.

        Genzyme is commercializing Aldurazyme in the United States and is launching Aldurazyme in the European Union on a country-by-country basis as pricing and reimbursement approvals are obtained. Aldurazyme is manufactured at BioMarin's facility in California and is sent to either Genzyme's manufacturing facility in Allston, Massachusetts or to a third-party facility for the final filling and finish process.

B.    Summary of Significant Accounting Policies

Basis of presentation

        The Joint Venture is considered a partnership for federal and state income tax purposes. As such, items of income, loss, deductions and credits flow through to the Venturers. The Venturers have responsibility for the payment of any income taxes on their proportionate share of taxable income of the Joint Venture.

Accounting method

        The financial statements have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Fiscal year-end

        The Venturers have determined that the fiscal year-end of the Joint Venture is December 31.

Uncertainties

        The Joint Venture is subject to risks common to companies in the biotechnology industry, including:

  •
  the ability of the Joint Venture to manufacture sufficient amounts of its products for development and commercialization activities;

  •
  the accuracy of the Joint Venture's estimates of the size and characteristics of markets to be addressed by the Joint Venture's products;

  •
  market acceptance of the Joint Venture's products;

  •
  the Joint Venture's ability to obtain reimbursement for its products from third-party payors, where appropriate;

  •
  the accuracy of the Joint Venture's information concerning the products and resources of competitors and potential competitors;

  •
  the Joint Venture's ability to successfully obtain timely additional regulatory approvals and adequate patent and other proprietary rights protection for its products; and

  •
  the content and timing of decisions made by the FDA and other regulatory agencies regarding the Joint Venture's products and manufacturing facilities.

Use of estimates

        Under accounting principles generally accepted in the United States of America, the Joint Venture is required to make certain estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in its financial statements. The Joint Venture's actual results could differ from these estimates.

Cash and cash equivalents

        Cash and cash equivalents, consisting principally of money market funds with initial maturities of three months or less, are valued at cost plus accrued interest, which approximates fair market value. All of the Joint Venture's cash is held on deposit at one financial institution.

Inventories

        Inventories are valued at cost or, if lower, fair value. The Venturers determine cost using the first-in, first-out method. The Venturers analyze the Joint Venture's inventory levels quarterly and write down inventory to its net realizable value:

  •
  inventory that has become obsolete;

  •
  inventory that has a cost basis in excess of its expected net realizable value;

  •
  inventory in excess of expected requirements; and

  •
  expired inventory.

        The Joint Venture capitalizes inventory produced for commercial sale, which may result in the capitalization of inventory that has not been approved for sale. If a product is not approved for sale, it would likely result in the write off of the inventory and a charge to earnings. At December 31, 2002, all of the Joint Venture's inventories were for products that had not yet been approved for sale. At December 31, 2003, all of the Joint Venture's inventories are related to products that have been approved for sale.

Comprehensive Loss

        The Joint Venture reports comprehensive income (loss) in accordance with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." The comprehensive net loss for the years ended December 31, 2003, 2002 and 2001 does not differ from the reported net loss.

Transactions with affiliates

        The majority of the Joint Venture's operating expenses consist of project expenses incurred by the Venturers, either for internal operating costs or for third-party obligations incurred by the Venturers on behalf of the Joint Venture which are then charged to the Joint Venture. The Joint Venture owed a total of $10.9 million at December 31, 2003 and $4.9 million at December 31, 2002 to the Venturers for project expenses incurred on behalf of the Joint Venture.

Revenue Recognition

        The Joint Venture recognizes revenue from product sales when persuasive evidence of an arrangement exists, the product has been shipped, title and risk of loss have passed to the customer and collection from the customer is reasonably assured.

        The timing of product shipments and receipts can have a significant impact on the amount of revenue that the Joint Venture recognizes in a particular period. Also, Aldurazyme is sold in part through distributors. Inventory in the distribution channel consists of inventory held by distributors, who are the Joint Venture's customers, and inventory held by retailers, such as pharmacies and hospitals. The Joint Venture's revenue in a particular period can be impacted by increases or decreases in distributor inventories. If distributor inventories increased to excessive levels, the Joint Venture could experience reduced purchases in subsequent periods, or product returns from the distribution channel due to overstocking, low end-user demand or product expiration. To determine the amount of Aldurazyme inventory in the Joint Venture's U.S. distribution channel, the Joint Venture receives data on sales and inventory levels directly from its primary distributors for the product.

        The Joint Venture records reserves for rebates payable under Medicaid and payor contracts, such as managed care organizations, as a reduction of revenue at the time product sales are recorded. The Joint Venture's Medicaid and payor rebate reserves have two components:

  •
  an estimate of outstanding claims for end-user sales that have occurred, but for which related claim submissions have not been received; and

  •
  an estimate of future claims that will be made when inventory in the distribution channel is sold to end-users.

        Because the second component is calculated based on the amount of inventory in the distribution channel, the Joint Venture's assessment of distribution channel inventory levels impacts its estimated reserve requirements. The Joint Venture's calculation also requires other estimates, including estimates of sales mix, to determine which sales will be subject to rebates and the amount of such rebates. The Joint Venture updates its estimates and assumptions each period, and records any necessary adjustments to its reserves. At of December 31, 2003, accrued expenses for the Joint Venture includes a reserve for Medicaid and payor rebates payable of $0.2 million.

        The Joint Venture records allowances for product returns, if appropriate, as a reduction of revenue at the time product sales are recorded. The product returns reserve is estimated based on the Joint Venture's experience of returns for Aldurazyme, or for similar products. If the history of product returns changes, the reserve is adjusted appropriately. The Joint Venture's estimate of distribution channel inventory is also used to assess the reasonableness of its product returns reserve. There was no product returns reserve recorded at December 31, 2003.

Research and development

        Research and development costs are expensed in the period incurred. These costs are primarily comprised of development efforts performed by the Venturers or payments to third parties made by the Venturers, both on behalf of the Joint Venture, during the respective periods.

Income taxes

        The Joint Venture is organized as a pass-through entity; accordingly, the financial statements do not include a provision for income taxes. Taxes, if any, are the liability of the BioMarin Companies and Genzyme, as Venturers.

C.    Accounts Receivable

        The Joint Venture's trade receivables primarily represent amounts due from distributors, healthcare service providers, and companies and institutions engaged in research and development or production of pharmaceutical and biopharmaceutical products. The Joint Venture performs credit evaluations of its customers on an ongoing basis and generally does not require collateral. The Joint Venture believes that its credit risk associated with trade receivables is mitigated as a result of the fact that this product is sold to a large number of customers over a broad geographic range.

        The Joint Venture states accounts receivable at fair value after reflecting an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make payments. There was no allowance for doubtful accounts recorded at either December 31, 2003 or 2002. In the future, if the financial condition of any of the Joint Venture's customers were to deteriorate and result in an impairment of the customer's ability to make payments, an allowance may be required.

D.    Funding Receivable

        At December 31, 2003, both Venturers had not provided their funding commitments for December 2003 and, as a result, the Joint Venture recorded funding receivable from each venturer of $1.9 million. Both Venturers paid their December 2003 funding commitments in January 2004.

E.    Inventories

	December 31,
	2003	2002
	(Amounts in thousands)
Raw materials	$1,608	$1,736
Work-in-process	—	3,129
Finished products	35,669	12,420

Total	$37,277	$17,285

        The Joint Venture recorded charges of $2.8 million in 2003 and $7.2 million in 2002 to cost of products sold to write off certain production runs during the scale up of Aldurazyme manufacturing.

        The Joint Venture capitalizes inventory produced for commercial sale, which may result in the capitalization of inventory that has not been approved for sale. If a product is not approved for sale, it would likely result in the write off of the inventory and a charge to earnings. At December 31, 2002, all of the Joint Venture's inventories were for products that had not yet been approved for sale. At December 31, 2003, all of the Joint Venture's inventories are related to products that have been approved for sale.

F.    Accrued Expenses

	December 31,
	2003	2002
Royalties	$855	$17
Other	321	83

Total accrued expenses	$1,176	$100

G.    Venturers' Capital

        As of December 31, 2003, Venturers' capital is comprised of monthly capital contributions made by the Venturers to fund budgeted costs and expenses of the Joint Venture in accordance with the Collaboration Agreement, net of losses allocated to the Venturers. All funding is shared equally by the two Venturers. As of December 31, 2003, the BioMarin Companies and Genzyme have each provided a total of $91.2 million of funding to the Joint Venture.

H.    Commitments and Contingencies

        The Joint Venture may become subject to legal proceedings and claims arising in connection with its business. There were no asserted claims against the Joint Venture as of December 31, 2003.

I.    Segment Information

        The Joint Venture operates in one business segment—human therapeutics. Disclosures about revenues by geographic area and revenues from major customers are presented below.

        The following table contains revenue information by geographic area:

	For the Years Ended December 31,
	2003	2002
Revenues:
U.S.	$4,499	$—
Europe	6,881	296
Other	160	—

Total	$11,540	$296

        There were no sales of Aldurazyme in 2001.

        The Joint Venture's results of operations are solely dependent on sales of Aldurazyme. BioMarin manufactures Aldurazyme at a single manufacturing facility in California. The fill and finish process is completed at either Genzyme's manufacturing facility in Allston, Massachusetts or at a third party. Sales of Aldurazyme to distributors, as compared to total revenues in 2003, were as follows:

% of Total Revenues in 2003
Sales to U.S. distributors	19%
Sales to European distributors	9%

Total sales to distributors	28%

        Sales of Aldurazyme to a single U.S. distributor were 12% of total revenues in 2003. There were no sales of Aldurazyme to distributors in 2002.

QuickLinks

  EXHIBIT 99.1
  BioMarin/Genzyme LLC Financial Statements
Report of Independent Auditors
BioMarin/Genzyme LLC Statements of Cash Flows (Amounts in thousands)